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Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER
Biovail Corporation 7150 Mississauga Road Mississauga Ontario L5N 8M5
ITEM 2:	DATE OF MATERIAL CHANGE
August 4, 2004
ITEM 3:	PRESS RELEASE
The attached press releases were issued by Biovail Corporation on August 4, 2004.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Appointment of Charles Rowland, as Senior Vice President and Chief Financial Officer.
Appointment of Brian Crombie as Senior Vice-President, Strategic Development.
Resignation of Kristine Peterson and appointment of David (Rick) Keefer as Senior Vice President, Commercial Operations.

The Corporation also announced that it continues to expect overall revenues of US$800 million to US$940 million for the year ended December 31, 2004. Accordingly, the Corporation is not revising total revenue guidance for 2004. The Corporation anticipates earnings per share of US$1.35-$1.60 for the year ended December 31, 2004.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press releases attached as schedules A and B, respectively.
ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT
Not applicable.

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ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:
For further information, contact Ken Howling at 905-286-3000.
ITEM 9:	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.
DATED August 4, 2004.
BIOVAIL CORPORATION
By:	/s/ KENNETH C. CANCELLARA Name: Kenneth C. Cancellara, Q.C. Title: Senior Vice President, Chief Legal Officer and Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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Schedule "A"

CONTACT: Kenneth G. Howling
Vice President, Finance
(905) 286-3000

BIOVAIL ANNOUNCES CHANGES
TO EXECUTIVE MANAGEMENT TEAM

Charles Rowland Named New Chief Financial Officer;
Brian Crombie Appointed Senior Vice-President, Strategic Development
David (Rick) Keefer Promoted to Senior Vice-President, Commercial Operations

        TORONTO, Canada, August 4, 2004 — Biovail Corporation (NYSE, TSX: BVF) today announced several changes to its executive management group, including the hiring of Charles Rowland as Senior Vice-President and Chief Financial Officer (CFO) of Biovail Corporation, succeeding Brian Crombie, who has been appointed Senior Vice-President, Strategic Development.

        The company also announced the promotion of David (Rick) Keefer to Senior Vice-President, Commercial Operations. He replaces Kristine Peterson, who will be joining a leading multi-national pharmaceutical company in a senior capacity. Ms. Peterson will transfer her responsibilities to Mr. Keefer to ensure a smooth transition.

Leadership for the Next Phase of Development

        Eugene Melnyk, Biovail's Chairman and Chief Executive Officer, said that the changes announced today emphasize the company's commitment to penetrating the U.S. market, and further strengthening its operational expertise.

        "Charles Rowland brings a wealth of experience that will be very beneficial as Biovail has reached the point in its evolution where focusing on improving operational efficiencies, management information and financial systems is paramount," said Mr. Melnyk. "It was important for Biovail to locate its Chief Financial Officer in New Jersey, where Biovail's greatest growth and expenses will occur. Mr. Rowland's core competencies, combined with his more than 20 years of operational experience, will enable Charlie to continue to build on the foundation developed by Brian Crombie.

        "Mr. Crombie, who has a wealth of experience in acquisitions, business investments and strategic transactions, will focus on enhancing the value of Biovail's current and future strategic investments.

        "Kris Peterson has made numerous contributions to Biovail during the past 15 months, and played a pivotal role in helping to establish our U.S. organization. As a result, Biovail is fortunate to have tremendous operational depth as part of its management team which, in turn, has allowed us to promote Rick Keefer from within."

Extensive Financial, Operational Expertise

        Mr. Rowland, who joins Biovail effective August 9, and who will be located at the company's U.S. headquarters in Bridgewater, is an executive with extensive financial and operational experience as a senior member of industry-leading pharmaceutical management teams. Most notably, he spent four years with Pharmacia Corporation, where he was Vice-President, Finance and Global Supply. Before joining Pharmacia, he spent five years with Novartis Pharmaceuticals Corporation, where he held a series of progressively senior positions, including Vice-President, Planning and Decision Support.

        Prior to 1993, Mr. Rowland spent nine years with Bristol-Myers Squibb Company, where he held a series of senior finance positions. He holds a Master of Business Administration degree from Rutgers University and Bachelor of Science degree in Accounting from the Saint Joseph's University.

        Brian Crombie, Biovail's CFO since joining the company in May 2000, will take on the important job of Senior Vice-President, Strategic Development. In this role, Mr. Crombie's primary responsibilities will include managing the numerous investments Biovail has made in several development companies as well as identifying opportunities to maximize the value of current and future investments.

        Mr. Crombie has played an important part in the evolution of Biovail into a integrated specialty pharmaceutical company and Canada's largest publicly traded drug maker. He came to Biovail from The Jim Pattison Group, one of Canada's largest private holding companies. During his tenure there, he served as Managing Director, Corporate Finance, where he was responsible for corporate development and treasury. From 1990-1997, Mr. Crombie held a series of progressively senior finance and general management positions with The Molson Companies; as Senior Vice-President, Corporate Finance and Treasurer, he was responsible for planning, accounting and control, corporate development, treasury and investor relations. Previously, Mr. Crombie worked for the Walt Disney Company. He also has an MBA from The Harvard School of Business.

        David (Rick) Keefer, located at Biovail's U.S. headquarters in Bridgewater, is a 25-year pharmaceutical industry veteran. He has been Group Vice-President, U.S. Sales Operations, since coming to Biovail in May 2003 from Pharmacia Corporation, where he was Vice-President, Sales. Mr. Keefer also spent 12 years at Wyeth Laboratories, where he held a number of increasingly responsible senior positions in both the company's institutional and primary-care divisions, with responsibility for sales, marketing, managed markets, personnel, operating budgets and customer development programs for the company's entire portfolio of pharmaceutical products that generated more than $1 billion in annual revenues. Most notably, from 1995-2001, he served as Vice-President, Business Unit Director for the Southern Business Unit. Previously, he spent 15 years with A.H. Robins Company of Richmond, VA. Mr. Keefer earned a Bachelor of Science degree in Marketing/Accounting from West Virginia State College.

About Biovail Corporation

        Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the company's Web site at www.biovail.com

        For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995.
To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

Source: Biovail Corporation

Schedule "B"

CONTACT: Kenneth G. Howling
Vice President, Finance
(905) 286-3000

BIOVAIL PROVIDES GUIDANCE UPDATE

        TORONTO, Canada, August 4, 2004 — Biovail Corporation (NYSE, TSX: BVF) announced today that it continues to expect overall revenues of $800 million to $940 million for the year ended December 31, 2004.

        Based on current prescription and business trends, Wellbutrin XL revenues are tracking significantly above the company's previously issued guidance; while Promoted products and Legacy products sales revenue are tracking slightly below the company's previously issued guidance. Accordingly, Biovail is not revising total revenue guidance for 2004.

        Additionally, first-half 2004 levels for selling, general and administrative expenses are tracking below the levels anticipated in Biovail's previously issued financial guidance. With respect to earnings per share (EPS), while guidance for the third and fourth quarters of 2004 may be adjusted, Biovail now anticipates $1.35-$1.60 in EPS for the year ended December 31, 2004.

        Charles Rowland, who today was announced as Biovail's Senior Vice-President and Chief Financial Officer (effective August 9, 2004), will lead a comprehensive review of Biovail's second-half 2004 projections, which will allow Biovail to provide more detailed financial guidance in the coming weeks.

About Biovail Corporation

        Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the company's Web site at www.biovail.com

        For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995.
To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

Source: Biovail Corporation

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MATERIAL CHANGE REPORT PURSUANT TO
BIOVAIL ANNOUNCES CHANGES TO EXECUTIVE MANAGEMENT TEAM
BIOVAIL PROVIDES GUIDANCE UPDATE